UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  5)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1220
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206	Page 2 of 9 Pages

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	6,673,029
	8.	Shared Voting Power	2,826,650
	9.	Sole Dispositive Power	6,673,029
	10.	Shared Dispositive Power	2,826,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,499,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.0%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 92407M206	Page 3 of 9 Pages

1.	Names of Reporting Persons. Jack W. Schuler Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,826,650
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,826,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No: 92407M206	Page 4 of 9 Pages

1.	Names of Reporting Persons. H. George Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,104,558
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,104,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,104,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed by the Reporting Persons on December 29, 2014, Amendment No. 2, filed by the Reporting Persons on February 11, 2015, Amendment No. 3, filed by the Reporting Persons on March 23, 2015, and Amendment No. 4, filed by the Reporting Persons on April 28, 2015 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

ii.	Jack W. Schuler Living Trust (the “Living Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

iii.	H. George Schuler (“George Schuler”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities.  Mr. Schuler serves as sole trustee to the Living Trust, a living trust established by Mr. Schuler and organized under the laws of the State of Illinois.  In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of Seascape Partners L.P., a family limited partnership, and the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Tino Hans Schuler Trust (the “Tino Trust”), Tanya Eve Schuler Trust (the “Tanya Trust”), Therese Heidi Schuler Trust (the “Therese Trust”) and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC, Tino Trust, Tanya Trust and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the shares held by Seascape Partners L.P. and the George Schuler Entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $1,999,999.68 was paid to acquire the Shares acquired by the Living Trust and the George Schuler Entities in connection with the Offering (defined and described in Item 4 herein), including $1,500,003.68 for the Shares acquired by the Living Trust and $99,999.20 for the Shares acquired by each of the George Schuler Entities.  These funds were personal funds of Mr. Schuler that had been entrusted to the Living Trust and the George Schuler Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the underwritten public offering of Shares at a price of $1.96 per share (the “Offering”), which closed on July 17, 2015, the Reporting Persons acquired, in the aggregate, 1,020,408 Shares pursuant to certain participation rights granted in the Stockholders Agreement related to the a private placement of Shares in May 2013 and previously described in the Initial Schedule 13D and Amendment No. 2.  Specifically, each of the George Schuler Entities acquired 51,020 Shares and the Living Trust acquired 765,308 Shares in the Offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of July 17, 2015, Mr. Schuler may be deemed to beneficially own, in the aggregate, 9,499,679 Shares, representing approximately 18.0% of the Shares outstanding.  This amount consists of (A) 6,673,029 Shares held directly by Mr. Schuler and (B) 2,053,647 Shares and Warrants to acquire 773,003 Shares held by the Living Trust.  As of July 17, 2015, the Living Trust may be deemed beneficially own, in the aggregate, 2,826,650 Shares, representing approximately 5.4% of the Shares outstanding.  These percentages of Shares outstanding are based on a total of approximately 52,646,695 Shares outstanding, which is the sum of (1) 42,271,192 Shares outstanding as of July 10, 2015, plus 9,602,500 Shares sold in the Offering (including in connection with the exercise in full of the underwriters' over-allotment option on July 16, 2015) and (2) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 773,003 Shares issuable upon exercise of the Warrants held by the Living Trust.

As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust.

As of July 17, 2015, George Schuler may be deemed to beneficially own, in the aggregate 8,104,558, representing approximately 15.1% of the Shares outstanding.  This amount consists of (A) 1,838,556 Shares and Warrants to acquire 571,702 Shares held by the Tino Trust; (B) 1,838,556 Shares and Warrants to acquire 571,702 Shares held by the Tanya Trust; (C) 1,838,556 Shares and Warrants to acquire 571,702 Shares held by the Therese Trust; (D) 238,908 Shares and Warrants to acquire 113,332 Shares held by the Continuation Trust; (E) 238,908 Shares and Warrants to acquire 113,332 Shares held by the Grandchildren LLC; (F) 26,000 Shares held by his spouse, Gayle Schuler; and (G) 141,304 Shares held by Seascape Partners L.P.  The percentage of Shares outstanding is based on a total of approximately 53,815,462 Shares outstanding, which is the sum of (1) 42,271,192 Shares outstanding as of July 10, 2015, plus 9,602,500 Shares sold in the Offering (including in connection with the exercise in full of the underwriters' over-allotment option on July 16, 2015),

SCHEDULE 13D

Page 7 of 9 Pages

and (2) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 1,941,770 Shares issuable upon exercise of the Warrants held by the George Schuler Entities.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of each of the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.  George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

(c) Other than the purchases in the Offering as described in Item 3 and Item 4 of this Schedule 13D, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) As of July 17, 2015, each of the Tino Trust, Tanya Trust and Therese Trust ceased to be the beneficial owner of more than 5% of the Shares.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 13:  Joint Filing Agreement

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

H. George Schuler
/s/ H. George Schuler

July 21, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT 13

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Vermillion, Inc. dated as of July 21, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

H. George Schuler
/s/ H. George Schuler

July 21, 2015